FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 19, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Continuing dividend payments within matáv group

BUDAPEST – March 19, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced decisions on dividend payments at two of its subsidiaries.

At Westel’s Extraordinary General Meeting, held on March 18, 2003, it was decided that the company should pay an advanced dividend of HUF 64.3 bn from retained earnings in respect of 2003. The advanced dividend payment, decided by the Extraordinary General Meeting in May 2002, was approved by the Annual General Meeting of Westel held on March 11, 2003. In the case of Emitel, a dividend payment of HUF 2.2 bn for the financial year of 2002 was approved.

Both dividend payments will mainly be financed from inter-company loans provided by Matáv, while the net proceeds received from the two subsidiaries and the subsequent repayments under the inter-company loans will be used for external debt repayment.

At Westel and Emitel the solid cash flow generation, which implies strongly decreasing debt level, requires a further increase in financial leverage. The steps mentioned above are a continuation of last year’s efforts to optimize the Matáv Group’s financial structure.

Westel is the largest mobile operator in Hungary with more than 3.4 million subscribers and a GSM market share of 49.4% at the end of January 2003. Westel had a net income of HUF 49 bn for the year 2002 according to IAS. At the end of 2002 the company recorded net debt of HUF 60 bn and shareholders’ equity of HUF 138 bn.

Emitel, the local telecommunications operator of southern Hungary, operated around 79,000 lines at the end of January 2003. Emitel had a net income of HUF 2.2 bn for the year 2002 according to IAS. At the end of 2002 the company recorded net debt of HUF 2.6 bn and shareholders’ equity of HUF 5.3 bn.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: March 19, 2003